File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F	☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Monthly Sales Report- January 2007	3

Regulated Announcement for the month of January 2007	4 ~ 5

4Q’06 Investor Conference Presentation Materials & Quarterly Report	6 ~ 9

Signatures	10

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2007
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2007.
Sales volume (NT$ : Thousand)

Time	Item	2007	2006	Changes	(%)
January	Invoice amount	1,623,374	1,401,329	222,045	+15.85%
January	Net Sales	1,595,554	1,399,644	195,910	+14.00%
Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of	Limit of lending
	December, 2006 end	January, 2007 end
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6,319,612
Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	January	Bal. As of period end
MXIC	14,914,542	0	1,930,870
MXIC’s subsidiaries		0	0
MXIC endorses for subsidiaries		0	1,930,870
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1	Trading purpose : None

4-2	Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2007
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of January 2007.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held	Number of
Title	Name	when elected	shares held as	Number of shares
		(for Directors,	December 31,	held as	Changes
		Supervisors	2006	January 31, 2007
		and Executive
		Officers)
Director	J.P. Peng	0	3,527,684	3,464,684	-63,000
Associate Vice President	Y.L.Lin	0	2,613,547	2,483,547	-130,000
Associate Vice President	C.D. Lin	0	1,017,123	1,007,123	-10,000
Associate Vice President	Paul Yeh	0	3,753,418	3,623,418	-130,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

Outstanding units and shares of ADR :
Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
December 31, 2006	December 31, 2006	January 31, 2007	January 31, 2007
1,628,984.7	16,289,847	1,628,984.7	16,289,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of January 2007
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of January 2007.
The acquisition of assets : None

The disposal of assets : None

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688
Fax: +886 3 563 2888
January 31, 2007
MXIC Reports Q4’06 Financial Results
●	Net sales revenues of NT$6,431 million for the quarter, a 4% decrease sequentially and an 11% increase year-over-year
●	Gross profit of NT$2,492 million, resulting in a gross margin of 39% for the quarter
●	Quarterly operating income of NT$1,101 million
●	Net income before tax of NT$1,252 million for the fourth quarter and accumulative pretax earning of NT$2,026 million for 2006.
●	EPS of NT$0.46 for the quarter, and NT$0.70 for the year; book value of 10.71 per share.
●	Capacity utilization rate maintained at 98%.
Hsin-chu, Taiwan, R.O.C. — Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) today announced the un-audited financial results for the fourth quarter and full year 2006. All numbers were prepared in compliance with the R.O.C. GAAP on an unconsolidated basis.

A.	Positive Operating Income and the Record High of Gross Margin in 4 years;
B.	2006Q4 pretax earning is over NT$1,300 million;
C.	Earning before tax is over NT$2,000 million and EPS is 0.70 for 2006.
     The Company announced fourth quarter net sales revenues of NT$6,431 million; a 4% decrease from the NT$6,708 reported in the third quarter, but up 11% from the fourth quarter of 2005. The sequential revenue slightly declines after the highest seasonal shipment of the third quarter.
     Gross margin for the fourth quarter was 39%, compared to 36% for the third quarter of 2006. The fourth quarter was the second consecutive period of quarter-on-quarter margin expansion since the second quarter of 2001. Gross margin for the full year 2006 was 30%. Fourth quarter gross profit was NT$2,492 million, a record high for the previous four-year period. The primary drivers of this positive trend are continuous improvements in advanced process technology migration, cost structure, and increase in the shipment of ROM.
     Operating expenses for the fourth quarter were NT$1,391 million, a sequential increase of NT$69 million. Operating income for the fourth quarter was NT$1,101 million, compared to NT$1,093 million in the third quarter. Operating income for 2006 was NT$1,888, compared to a loss of NT$4,666 in 2005.
     Net non-operating income was NT$151 million for the quarter, consisting of net interest income of NT$42 million, the recognized investment loss of NT$29 million, gain on disposal of fixed assets of NT$87 million, net inventory loss provision of NT$97 million, net foreign exchange loss of NT$53 million, and the net other income of NT$7 million.
     Net income before tax was NT$1,252 million, improving significantly from the NT$1,091 million in the third quarter of 2006 and the net loss of NT$497 million in the fourth quarter of 2005. For the fourth quarter of 2006, the estimated tax provision was NT$84 and the net income after tax was NT$1,336 million. EPS was NT$0.46, compared to NT$0.37 in the third quarter of 2006 and a loss of NT$0.11 in the fourth quarter of 2005. The book value is 10.70 per share.

D.	ROM and Flash Counted 50% and 3% of the Net Sales Respectively
     Sales revenue in the fourth quarter from Flash products accounted for 33% of net sales, a sequential decrease of 7% and a year-over-year increase of 11%. The unit shipments of Flash were flat from quarter-to-quarter, and increased 20% year-over-year. ROM revenue accounted for 52% of net sales, a 2% sequential increase and a 16% year-over-year increase. Sales in SLC products accounted for 5% of net sales, decreasing by 4% sequentially and 9% year-over-year. Sales in SMS products accounted for 10% of net sales revenue, decreasing by 23% sequentially and 4% year-over-year.
Capacity Utilization Rate is maintained at 98%
     The products made by 0.18 um, 0.15 um and 0.13 um of the advanced process technology collectively accounted for 80% of net sales revenue for the fourth quarter of 2006. Capacity utilization rate was maintained at 98%, due to continuous seasonal demand.
Liquidity and Financial Highlights
     As of December 31, 2006, The Company had NT$11,149 million in cash and cash equivalents. With the inclusion of restricted deposits, the cash position would have been NT$12,425 million. There was a NT$34 million net inventory increase to NT$ 3,966 million, compared to NT$3,932 for the third quarter of 2006.
     The total liability decreased to NT$7,633 million, a decrease of NT$2,805 million, compared to NT$10,438 million at the end of September 30, 2006. The Company has paid off NT$3,000 million of the corporate bonds in the fourth quarter of the year. Owner’s equity was NT$31,197 million. Depreciation and amortization expenses were NT$1,094 million for the quarter, a decrease of NT$273 million, compared to the third quarter. Capital expenditure for the quarter was NT$632 million, mainly from the purchases of the equipment for the advanced process technology. Cash flow from operations was NT$3,852 million in the quarter.
The following tables summarized MXIC’s financial highlights:
Quarterly Income Statements
   *For details, please refer to the audited financial reports of 2006

				QoQ	YoY
	2006/Q4	2006/Q3	2005/Q4	Change	Change

Net Sales Revenue	6,431	6,708	5,811	(4%)	11%
Gross Profit	2,492	2,415	979	3%	154%
Gross Margin %	39%	36%	17%	—	—
Operating Expenses	(1,391)	(1,322)	(1,184)	5%	17%
Operating Income (Loss)	1,101	1,093	(205)	1%	(637%)
Net Non-Operating Income (Loss)	151	(2)	(292)	—	—
Income Before Tax	1,252	1,091	(497)	15%	(352%)
Income Taxes	84	—	(37)	—	—

Net Income	1,336	1,091	(533)	22%	(350%)
EPS* (NT$)	0.46	0.37	(0.18)

* EPS for Q4’05 was adjusted subject to the cancellation of common shares.

* As of 12/31/2006, the company had 2,915 million outstanding shares.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s 2005 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 17, 2006. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.
Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,500 people worldwide.
For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Michelle Chang	Douglas Sun
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+03 578 6688 ext. 71233	+03 578 6688 ext. 76632
michellechang@mxic.com.tw	douglassun@mxic.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: February 26, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center